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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

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                                 AMENDMENT NO. 2
                                       to
                                 SCHEDULE 14D-9
                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                                   FEMRX, INC.
                            (Name of Subject Company)

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                                   FEMRX, INC.
                        (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE

                         (Title of Class of Securities)

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                                   314463 10 0
                      (CUSIP Number of Class of Securities)

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                               ANDREW M. THOMPSON
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                   FEMRX, INC.
                               1221 INNSBRUCK DR.
                           SUNNYVALE, CALIFORNIA 94089
                                 (408) 752-8580

            (Name, address and telephone number of person authorized
                 to receive notice and communications on behalf
                         of the person filing statement)

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                                   Copies to:

                              CRAIG E. DAUCHY, ESQ.
                               COOLEY GODWARD LLP
                               3000 SAND HILL ROAD
                              BUILDING 3, SUITE 230
                            MENLO PARK, CA 94025-7116
                                 (650) 843-5100

                                (Final Amendment)


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     This statement amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on October 9, 1998 by FemRx, Inc., a Delaware corporation (the "Company"), as amended by Amendment No. 1 thereto filed with the Commission on November 2, 1998 by the Company (collectively, the "Schedule 14D-9"). The
Schedule 14D-9 was filed in connection with the tender offer made by Johnson & Johnson, a New Jersey corporation ("Parent"), Ethicon, Inc., a New Jersey corporation and ET/FM Acquisition Corp., a Delaware corporation, to purchase all outstanding shares of common stock of the Company at a price of $2.35 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in their Offer to Purchase, dated October 9, 1998, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings given to them in the Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     Item 4 "Background" of the Schedule 14D-9 is hereby amended to include the following:

     On November 9, 1998, Parent issued a press release announcing that it had accepted for payment pursuant to the Offer, 8,736,973 shares of Company Common Stock, representing approximately 93% of the outstanding Company Common Stock. A copy of the press release is filed as Exhibit 10 hereto and is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

     Item 9 of the Schedule 14D-9 is hereby amended to include the following as an exhibit:

     Exhibit 10: Text of the Press Release, dated November 9, 1998, issued by
                 Johnson & Johnson.


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.



                                              FEMRX, INC.



                                              By: /s/ Edward W. Unkart
                                                 -------------------------------
                                                  Name:  Edward W. Unkart
                                                  Title: Chief Financial Officer

Dated: November 10, 1998


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